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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                          Commission File Number: 333-116582

                      Bombardier Recreational Products Inc.

                               726, rue St-Joseph
                                Valcourt, Quebec
                                 Canada J0E 2L0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  |X|             Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                  EXHIBIT INDEX

 Exhibit
   No.                                  Description
   ---                                  -----------

99.1 Press Release dated November 9, 2004 titled: Bombardier Recreational Products Inc. Announces a Workforce Reduction.

99.2 Press Release dated November 9, 2004 titled: Bombardier Recreational Products Inc. Reports Second-Quarter Results for FY05.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Valcourt, Quebec, Canada, on November 11, 2004.

                                     BOMBARDIER RECREATIONAL PRODUCTS INC.


                                       /s/ Jennifer Millson
                                     -------------------------------------------
                                           Jennifer Millson
                                           Vice President, General Counsel
                                             and Secretary